FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 13, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


              GlaxoSmithKline plc Non-Executive Director's details


Further to the announcement dated 29 June 2006, the following details for Dr Daniel Podolsky are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment to the Board of GlaxoSmithKline plc with effect from 1 July 2006.

Dr Podolsky has not been a director of a publicly quoted company during the past five years. Neither does he hold or have any notifiable interests in any GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.

Paragraph 9.6.13 R (2) to (6) Financial Services Authority's Listing Rules

Dr Podolsky has no details to disclose in respect of paragraph 9.6.13 R (2) to
(6) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
13 July 2006




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 13, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc